SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the First Quarter of 2006

May 04, 2006

BOVESPA
(lot of 1,000 shares)
TCSL3: R$10.19
TCSL4: R$ 8.40

NYSE
(1 ADR = 10,000 shares)
TSU: US$ 40.60

Market Value:
R$ 20.9 billion
US$ 10.2 billlion

1Q06 Earnings Release

Conference Call:
May 05, 2006, at 11:00 a.m.,
Brasília Time.
(10:00 a.m. US ET)

For further information, please
 access the Company’s website:
 www.timpartri.com.br

IR Contact:

Joana Serafim
IR Manager
Tel: (55 21) 4009-3742/8113-0571
jserafim@timbrasil.com.br

Leonardo Wanderley
IR Analyst
Tel: (55 21) 4009-3751/8113-0547
lwanderley@timbrasil.com.br

Cristiano Pereira
IR Analyst
Tel: (55 21) 4009-3751/8113-0582
cripereira@timbrasil.com.br

Rio de Janeiro, May 05, 2006 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the holding company of TIM Celular S.A., TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., announces its results for the first quarter of 2006 (1Q06). TIM Participações S.A. provides mobile telecommunication services through its mobile operators to Brazil and is the largest GSM operator in the country, in terms of number of clients. The following financial and operational information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais, pursuant to the terms of Brazilian Corporate Law. The comparisons contained herein refer to the first quarter of 2005 (1Q05), except as otherwise indicated.

Financial and Operational Highlights

  In 1Q06, TIM Participações registered a record increase in gross additions (2.3 million) in the Company history.

  The Company added 846.8 thousand new clients to its subscribers base, representing 26.5% of the market net additions, achieving a 23.5% participation in the total market (21.3% in 1Q05 and 23.4% in 4Q05).

  The client base reached 21.0 million subscribers at the end of 1Q06, up by 43.5% over 1Q05.

  By the end of 1Q06, 85% of the Company’s customers used GSM technology. TIM Participações has been consolidating itself as a leader on innovative technologies, reaching a 36.6% market share on GSM total market.

  Profitability growth: EBITDA of R$518.2 million, 58.3% higher when compared to 1Q05, representing a 24.3% EBITDA margin, a 6.2 p.p. increment over the 1Q05’s EBITDA margin.

  Substantial expansion of the net service revenue, which amounted to R$1.8 billion, 21.3% higher when compared to 1Q05.

  Gross VAS (Value Added Service) revenue was R$ 180.9 million in 1Q06, up 45.4% from the same period of the previous year, representing 7.3% of the Company’s gross service revenue (up by 1.0 p.p. over 1Q05).
  Tight acquisition cost control (SAC) and bad debt: 21.1% YoY reduction of SAC. Bad debt, despite of the strong client base and revenue growth, remained stable, representing 3.1% of the total gross revenue.

Message from the Management

On February 1st, 2006, we announced to the market our intention to incorporate TIM Celular’s shares into TIM Participações, in order to concentrate Telecom Italia Group’s Brazilian mobile telecommunication operations in a single company listed on Bovespa and NYSE, TIM Participações S.A.

We are very pleased with the results. The process was conducted in a transparent manner, similarly to other restructurings promoted by the Group. The transaction was approved without any restrictions arising from the General Shareholders’ Meeting held on March 16, 2006. Such transparency and fair treatment of all our shareholders was also evidenced by the fact that any of our shareholders exercised the withdrawal right offered by the Company

TIM Participações is currently one of the largest mobile telecom companies in Brazil in terms of market capitalization and, therefore, an attractive investment option. Furthermore, the market and customers increasingly view us as a unique company with national scope.

We are also satisfied with the Company’s operating and financial performance in its first consolidated result. Our customer base grew by 43.5%, from 14.6 million in the first quarter of 2005 to 21.0 million in the end of March 2006. In addition, our strict cost control, boosted by increasing scale gains, allowed a substantial EBITDA expansion, 58.3% higher in a YoY comparison, resulting in a 24.3% EBITDA margin, a 6.2 p.p. increment. Our strategy, based on attracting and retaining high-value customers, has been supporting our history of growth with profitability.

In this quarter, we continued investing in customer satisfaction and moved on with our True Caring project. The Company’s efforts to the service quality continuous improvement can be evidenced from systems integration projects - such as Customer Profiling, Pre-Routing and the Network Management Center - which reinforced the way we are evaluated by the market. These new tools will introduce improvements in customer segmentation throughout 2006, in order to satisfy and anticipate clients’ needs.

Under this concept, we continue to develop innovative marketing services and promotions. In this quarter, for example, postpaid launches were focused on mobility and convenience, respecting the customers’ usage profile coupled with their need to control expenses. On the other hand, in the prepaid segment, while we gave priority to low acquisition cost promotions that complement tariff plans, we also launched the “TIM +5” plan, which, along with “TIM +25”, represents TIM’s exclusive segmented offers. To the Corporate market, we are still the sole operator to offer the Blackberry services, which have been extended to the consumer segment in the period. We are confident that we are reinforcing the concept of easy and useful innovation for the customer.

We believe the figures discussed in this document confirm we are on the right track to create value for our shareholders.

The Management

2 / 15

Incorporation of TIM Celular’s shares by TIM Participações

On March 16, 2006, an Extraordinary Shareholders Meeting of TIM Participações S.A. approved the incorporation of all shares of TIM Celular S.A. by TIM Participações S.A., converting the Company into a wholly-owned subsidiary of TIM Participações S.A.

Analysis of the Operating and Financial Performance

In order to provide an adequate comparison base to the 1Q06 figures, “pro-forma” financial statements for the first quarter of 2005 were elaborated, as if the share incorporation process mentioned above had occurred on January 1st, 2005.

Operating Performance

Continuous market expansion
The Brazilian market closed March 2006 with 89.4 million clients, a 30.3% increase when compared to the 68.5 million registered in the same period of 2005. The national penetration reached 48.1%, 0.8 p.p. and 10.1 p.p. higher when compared to 4Q05 and 1Q05 ratios, respectively.

In the quarter, the total net additions in the market were 3.2 million clients, compared to 3.0 million in the same period of the previous year. In the same period, the Company added 846.8 thousand new clients to its base, confirming its substantial participation in the market growth (26.5% incremental market share).

Market share expansion: 23.5% in 1Q06
TIM Participações ended the first quarter of 2006 with 21.0 million clients, a 43.5% expansion when compared to the same period in 2005. The Company has been presenting continuous growth since the beginning of 2005, and increasing its market share from 21.3% in 1Q05 to 23.5% in 1Q06 – an annual increase of 2.2 p.p. When the richest areas of the country are concerned, the trend was even better. For instance, in São Paulo capital - which represents 9.4% of the total Brazilian GDP, our market share was 25.9%, 4.0p. p. and 7.4 p.p. higher than 4Q05 and 1Q05 figures, respectively. In the Southern region (including Paraná and Santa Catarina states), where we compete with three other players, our market share stood at 45.5%, and our incremental market share was 35.6% .

Postpaid mix increment
Along the quarter, the Brazilian operators increased their focus on the postpaid segment. Even with this movement, TIM Participações postpaid mix continues to be superior to those presented by the market. The postpaid base grew 39.9% in the last twelve months, representing a 20.6% participation in the total client base – higher than the national average.

3 / 15

TIM: the largest GSM client base

At the end of the quarter, 84.6% of TIM Participações’ clients used GSM technology. The GSM coverage reached 91% of the country’s urban population, offering service to 2,342 cities. All municipalities covered by GSM have access to GPRS, while 400 cities have the additional benefit of the EDGE technology. These innovations facilitate and stimulate clients to use data and multimedia services, which is reflected on the strong growth of our VAS revenues.

The Company maintained an average churn rate of 2.4% per month, in line with the monthly average reported in 2005.

Marketing Activities

Notwithstanding the Brazilian mobile market increasingly rational attitude in the quarter, some players still offered some aggressive promotions in terms of handsets subsidies. Even facing such scenario, the Company maintained its strategy, focused on high-value client acquisition and retention, keeping handsets prices above the market’s average.

In order to face the market aggressiveness without losing its focus on profitability, the Company went further with the segmentation of its services. As an extension of “TIM +25” plan, it launched the “TIM +5” plan, both targeted to high-value customers pertaining to the prepaid segment. These plans have been growing faster and represented more than one third of the period’s additions.

Also focusing on the low acquisition cost, the “TIM Chip Only” promotion was launched, based on bonuses for the recharges made in up to 48 hours after the activation. In this case, we stimulate the utilization of the service, while minimizing the impact on profitability through a subsidy reduction.

Innovation has always been a strong attribute for the TIM brand. Thus, we highlight the new “Blackberry Corporate” prices and conditions and the launch of the “Blackberry Professional” offer, targeted to the consumer segment. The Company remains as the exclusive operator to offer this service in Brazil.

4 / 15

Concurrently, “TIM Brasil” plans were further developed, targeting nationwide and heavy user’s packages. Focusing on convenience, the company went on with the “TIM Conta Fixa” and “TIM Mais 40” plans, allowing the control of expenses and the facilities of the direct debt.

Regarding VAS, we focused on increasing the penetration and usage of the service. In 1Q06 we registered a significant increase in the usage of SMS and data services (+54% from SMS and +336% from data compared to 1Q05). We also launched a more attractive WAP portal, with new partnerships and enhanced content.

Economic and Financial Performance

Selected Data [1]			R$ million
	1Q06	1Q05	% Y-o-Y

Total Gross Revenue	2,888,958	2,378,454	21.5%
Gross Service Revenue	2,465,646	1,981,098	24.5%
Gross Handset Revenue	423,312	397,356	6.5%

Total Net Revenue	2,131,644	1,812,739	17.6%
Net Services Revenue	1,846,502	1,522,730	21.3%
Net Handsets Sales	285,142	290,009	-1.7%

EBITDA	518,248	327,292	58.3%
EBITDA Margin	24.3%	18.1%	6.2 p.p.

EBIT	-28,738	-111,032	-74.1%
EBIT Margin	-1.3%	-6.1%	4.8 p.p.

Net Income	-151,757	-231,722	-34.5%

Note: (1) Consolidated data.

Operating Revenues

Strong service revenue growth	The gross service revenue in the first quarter of 2006 reached R$ 2.5 billion, 24.5% revenue growth higher than in 2005. This growth is attributed to the solid performance of both voice and VAS revenues.

In the quarter, voice revenues benefited from the significant growth of our customer base and increased traffic volumes.

VAS revenues in the 1Q06 was R$ 185.0 million, and its growth remains very healthy as demonstrated by the 45% increase, when compared to 1Q05.

5 / 15

Looking at the VAS revenues in more detail, it is worth to notice the outstanding performance of the innovative VAS services (MMS, GPRS, downloads, etc) that represent 34% of the total VAS revenues in the period.

The gross handsets revenue in the quarter was R$ 423.3 million, a 6.5% increase when compared to 1Q05. This growth, considering the reduction in the volume of handsets sold, is related to the change in the mix, which evidences a strong increase on sales of more sophisticated handsets (high and mid), which include several features (Tri-Band, MP3, MMS, GPRS, EDGE, infra-red, Bluetooth, browsers, Internet, e-mail, Java, etc.), which are capable of extending the possibilities to access data services, contents and new solutions.

ARPU under seasonal effect
Hence, total gross revenue in the 1Q06 was R$ 2.9 billion, or 21.5% higher than the ARPU under reported in the previous year. Deducting taxes and other items, total net revenue was seasonal effect R$ 2.1 billion in 1Q06 versus R$ 1.8 billion in 1Q05, a 17.6% growth.

The average revenue per user (ARPU) in 1Q06 was R$ 30.0. ARPU relative to 4Q05 and 1Q05 was R$ 33.6 and R$ 36.0, respectively. The reduction in 1Q06, when compared to 4Q05, is primarily due to the seasonal effect, when the sector has historically presented a 8 to 10% decrease in ARPU, due to a reduced number of working days. When compared to 1Q05, the ARPU decrease basically reflects the expressive growth in mobile penetration – especially the 44.4% expansion in the prepaid base.

Operational Costs and Expenses

In the first quarter, the network and interconnection cost totaled R$ 457.6 million, 11.2% above the R$ 411.4 million reported in the same period of the previous year. This increase is primarily due to the strong expansion in the outgoing traffic (+78.1%) and in costs related to the coverage expansion and capacity of the GSM network.

Lower cost of handsets sold
The cost of goods sold – basically composed of handsets and accessories sales – reached R$ 304.2 million, 7.7% lower compared to the R$ 329.5 million registered in 1Q05, due to a 8.3% YoY decrease in the volume of handsets sold (1.2 million in 1Q05 versus 1.1 million in 1Q06).

Commercial expenses (without depreciation/amortization, bad debt and personnel expenses) totaled R$ 508.3 million, 12.9% higher than those reported in 1Q05, primarily due to the 17% growth in gross client additions (2,327,445 clients in 1Q06 versus 1,989,305 in 1Q05). The client base expansion in the period boosted mainly the variable expenses related to sales commission and the FISTEL rate – charged by ANATEL on the activation of each line and over total initial base. In the first quarter of 2006, these expenses reached R$ 191.6 million (+13%) and R$ 91.7 million (+26%), respectively.

6 / 15

SAC: 21.1% reduction in 1Q06 versus 1Q05
The subscribers’ acquisition cost (SAC) reached R$ 150.0, representing a 21.1% decrease when compared to R$ 190.0 reported in 1Q05. Such reduction, in one side, derived from even higher efforts from the Company, especially considering the substantial participation of the postpaid users on gross additions. On the other side, SAC’s improvement also reflects our strategy to keep higher-entry prices for our handsets in the prepaid segment, with a positive impact on the level of subsidies. Lastly, it is important to mention that such improvement was also leveraged by the appreciation of the Brazilian Real against the US Dollar, which has allowed the reduction of the average purchasing prices of handsets, even facing an improved mix of handsets.

General and administrative expenses (G&A) – excluding depreciation/amortization and personnel expenses – totaled R$ 120.2 million in the first quarter of 2006, 27.8% higher than the reported in 1Q05, due to the increase in third party services and equipment and IT software maintenance expenses, which totaled R$ 56.2 million and R$ 38.1 million, respectively. It is worth mentioning that in 1Q06 non-recurring expenses reached R$ 5.5 million, referring to the Company’s corporate restructuring.

Personnel expenses totaled R$ 143.0 million in 1Q06 versus R$ 116.8 million in the 1Q05, a 22.4% increase. This increase was especially due to the headcount growth, which increased from 7,146 in 1Q05 to 9,167 in 1Q06, as a result of the improvements on customer service and relationship, as well as on pre and post-sale support.

Stable bad debt level as percentage of total gross revenues	Bad debt expenses totaled R$ 89.4 million in 1Q06, compared to R$ 75.6 million reported in the 1Q05. The percentage on total gross revenues reached 3.1%, remaining stable for both periods.
EBITDA

EBITDA: sharp rebound in profitability
In 1Q06, TIM Participações reported a 58.3% growth on EBITDA (operating result before net financial expenses excluding depreciation and amortization), which totaled R$ 518.2 million, compared to R$ 327.3 million in 1Q05, demonstrating that even in a competitive market, the Company presents profitable growth.

		R$ thousands

EBITDA Reconciliation	1Q06	1Q05

Net Profit	(151,757)	(231,722)
(+) Provision for Income Tax and Social Contribution	36,923	33,310
(+/-) Non-Operational Results	(417)	1,082
(+/-) Minorities Interest	-	19,382
(-) Net Financial Results	86,513	66,916

EBIT	(28,738)	(111,032)
(-) Amortization and Depretiation	546,987	438,323

EBITDA	518,249	327,291

7 / 15

Higher EBITDA Margin: + 6.2 p.p.	EBITDA margin was 24.3% in 1Q06, a 6.2 p.p. increase compared to 18.1% in 1Q05. EBITDA service margin reached 29.1%, 5.0 p.p. higher than those reported in 1Q05.

Depreciation and Amortization

Expenses with depreciation and amortization amounted to R$ 547.0 million in the quarter, 24.8% higher than the R$ 438.3 million reported in 1Q05, reflecting the 6% fixed assets growth in the period, resulting mainly from the expansion and innovation of both network and information technology infrastructure. In 1Q06, depreciation and amortization included R$ 62.0 million relative to TIM Maxitel and TIM Celular’s concessions, which expire in 2013 and 2016, respectively.

EBIT

EBIT – earnings before interest and taxes – was negative in R$ 28.7 million, a 74.1% recovery compared to 1Q05 losses in the amount of R$ 111.0 million. EBIT margin was 1.4% negative, representing a 4.7 p.p. improvement when compared to 1Q05.

Net Financial Result

TIM Participações net financial result was 29.3% higher than the reported in 1Q05, representing R$ 86.5 million expenses in 1Q06 against R$ 66.9 million expenses in 1Q05. The increase is related to the acquisition of loans and financings along 2005, in order to meet the investments and working capital needs.

Indebtedness

At the end of 1Q06, the Company’s net debt (total debt minus cash and cash equivalents) was R$ 1.5 billion, compared to R$ 1.4 billion in 1Q05 and R$ 97.4 million at the end of 2005. Such increment is mainly related to the working capital seasonal effect, which, in the first quarter, reflects the negative effects of the disbursements related to the payment of investments on 4Q05, the handsets acquired in the same period, as part of the Christmas sales campaigns (period of peak sales during the year) and the payment of the annual FISTEL tax on the customer base (R$ 301.8 million in 1Q06). It is worth mentioning that 43% of the investments from 2005, amounting to R$ 1,1 million, were made in the 4Q05.

On March 31, 2006 the Company’s debt was R$ 2.4 billion, which include long term loans and financing from BNDES (Banco Nacional de Desenvolvimento Econômico e Social) and BNB (Banco do Nordeste do Brasil). Cash and cash equivalents amounted to R$ 896.7 million, mainly composed of highly liquid financial investments.

8 / 15

Net Result

Moving towards break-even point: reduction of losses
The net loss of the quarter was R$ 151.7 million, a 34.5% decrease when compared to the same period of 2005, demonstrating the improvement in the Company’s operating result, which is headed towards the break-even point.

CAPEX

Capital Expenditures in 1Q06 amounted to R$ 169.3 million, out of which 53.3% was targeted to the expansion of the GSM network capacity and quality, 25.2% was destined to the development and improvement of information technology’ systems and 21.1% was destined to comodato’s program, part of the Company’s expansion and loyalty strategy for the corporate segment.

Ownership Breakdown

	Common	%	Preferred	%	Total	%
TIM BRASIL SERVICOS E PARTICIPACOES SA	642,311,207,142	81.19	975,559,744,003	63.70	1,617,870,951,145	69.66
ADR	-	0.00	363,886,061,484	23.76	363,886,061,484	15.67
OTHERS	148,806,027,477	18.81	192,026,424,147	12.54	340,832,451,624	14.67

TOTAL	791,117,234,619	100	1,531,472,229,634	100	2,322,589,464,253	100

9 / 15

About TIM Participações S.A.

On March 16, 2006, an Extraordinary Shareholders Meeting of TIM Participações S.A. approved the incorporation of all shares of TIM Celular S.A by TIM Participações S.A, converting the Company into a wholly-owned subsidiary of TIM Participações S.A.

Hence, TIM Participações S.A. is the holding company of TIM Sul S.A., TIM Nordeste Telecomunicações S.A., and TIM Celular S.A., which is the holding company of Maxitel S.A. These companies provide mobile telecommunication services for all the Brazilian states.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of Telecom Italia Group.

TIM Participações offers GSM technology – “Global System for Mobile Communications” - the most widely used in the world. At the end of March 2006, its network covered 95% of the Brazilian urban population.

The cities covered by the GSM network also have access to the GPRS, while 400 cities have the additional benefit of the EDGE technology these are innovations that facilitate the use of data and multimedia services across the country.

The Company is proud to offer one of the widest services and product portfolios in the sector, with specific solutions to the different client needs.

• Only company with nationwide presence.

• Second largest Company in the segment, in terms of clients and revenue.

• Largest GSM operator in terms of number of clients.

• Largest Company in the sector listed on Bovespa, in terms of market capitalization.

-----------------------------------------------------------------------------------------------------------------------
Disclaimer
This topic may contain forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties forecasted by the Company. Therefore, Company’s future operational results may differ from current expectations and whose read this release shall not based his/hers assumptions exclusively in the information herein stated. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

10 / 15

ATTACHMENTS

Attachment 1: Balance Sheet (BR GAAP)
Attachment 2: Income Statements (BR GAAP)
Attachment 3: Cash Flow Statements (BR GAAP)
Attachment 4: Consolidated Operational Indicators
Attachment 5: Glossary

The Complete Financial Statements, including Explanatory Notes are available at the Company’s
Investor Relations Website: www.timpartri.com.br

11 / 15

Attachment 1

TIM PARTICIPAÇÕES S.A.
Balance Sheet by the Corporate Law (R$ thousands)

DESCRIPTION	03/2006	12/2005%

ASSETS	13,612,970	14,955,338	-9.0%

CURRENT ASSETS	3,471,400	4,461,579	-22.2%
Cash and cash equivalents	896,730	1,772,600	-49.4%
Accounts receivable	1,831,364	2,071,631	-11.6%
Inventories	148,508	215,242	-31.0%
Recoverable Taxes	213,363	242,168	-11.9%
Deferred income and social contribution taxes	104,225	103,118	1.1%
Other current assets	18,870	13,090	44.2%

NON CURRENT ASSETS	511,906	498,209	2.7%
Related parties	42,338	8,836	379.2%
Recoverable Taxes	282,400	297,634	-5.1%
Deferred income and social contribution taxes	108,040	117,478	-8.0%
Judicial deposits	54,479	51,495	5.8%
Other	24,648	22,766	8.3%

PERMANENT ASSETS	9,629,665	9,995,550	-3.7%
Investments	7,914	8,310	-4.8%
Property, plant and equipment	9,357,410	9,712,315	-3.7%

LIABILITIES	13,612,970	14,955,338	-9.0%

CURRENT LIABILITIES	3,225,338	4,392,241	-26.6%
Trade accounts payable	34,792	34,792	0.0%
Loans and financing	780,298	216,147	261.0%
Suppliers	1,851,475	3,443,286	-46.2%
Salaries and related charges	107,440	94,428	13.8%
Taxes, charges and contributions	266,260	357,328	-25.5%
Related parties	40,117	50,212	-20.1%
Payable dividends and interest on shareholders' equity	85,315	141,606	-39.8%
Other	59,641	54,442	9.5%

NON CURRENT LIABILITIES	1,796,751	1,833,370	-2.0%
Loans and financing	1,652,106	1,653,895	-0.1%
Trade accounts payable	9,051	8,755	N.A.
Taxes, charges and contributions	10	4,634	-99.8%
Provision for contingencies	132,000	157,501	-16.2%
Supplementary pension plan	3,584	3,584	0.0%

MINORITY INTEREST	-	-	N.A.

SHAREHOLDERS' EQUITY	8,259,954	8,537,646	-1.6%
Capital	7,455,859	7,455,859	0.0%
Reserva de capital	192,081	192,081	0.0%
Income reserves	1,081,787	1,081,787	0.0%
Net Profit	(138,846)	-	0.0%

12 / 15

Attachment 2

TIM PARTICIPAÇÕES S.A.
Income Statement by the Corporate Law (R$ thousands)

DESCRIPTION	1Q06	1Q05%

Gross Revenues	2,888,958	2,378,454	21.5%
Telecommunications Services	2,465,646	1,981,098	24.5%
Core	2,284,683	1,856,669	23.1%
VAS	180,964	124,429	45.4%
Handset sales and other revenues	423,312	397,356	6.5%
Handset Sales	423,312	397,356	6.5%
Discounts and deductions	(757,314)	(565,715)	33.9%
Taxes and discounts on services	(619,145)	(458,368)	35.1%
Taxes and discounts on handset sales	(138,169)	(107,347)	28.7%
Net Revenues	2,131,644	1,812,739	17.6%
Services	1,846,502	1,522,730	21.3%
Handset and other revenues	285,142	290,009	-1.7%
Operating Expenses	(1,613,396)	(1,485,447)	8.6%
Personal expenses	(143,004)	(116,821)	22.4%
Selling & marketing expenses	(508,346)	(450,262)	12.9%
Network & interconnection	(457,466)	(411,424)	11.2%
G&A	(120,198)	(94,047)	27.8%
Cost Of Goods and Service	(304,186)	(329,509)	-7.7%
Bad Debt	(89,381)	(75,551)	18.3%
Other operational revenues (expenses)	9,185	(7,833)	N.D.
EBITDA	518,249	327,291	58.3%
EBITDA - Margin over total net revenues	24.3%	18.1%	6.3 p.p
Depreciation	(345,530)	(277,274)	24.6%
Amortization	(201,457)	(161,049)	25.1%
EBIT	(28,737)	(111,033)	-74.1%
EBIT - Margin over total net revenues	-1.3%	-6.1%	4.9 p.p
Other non-operational revenues (expenses)	417	(1,082)	-138.6%
Net Financial Results	(86,513)	(66,916)	29.3%
Financial expenses	(135,253)	(61,292)	120.7%
Net exchange variance	489	(43,550)	-101.1%
Financial income	48,251	37,926	27.2%
Net income before taxes and Minorities	(114,834)	(179,030)	-35.9%
Income tax and social contribution	(36,923)	(33,310)	10.8%
Minority interest	-	(19,382)	N.A.
Net Income	(151,756)	(231,722)	-34.5%

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Attachment 3

TIM PARTICIPAÇÕES S.A.
Cash Flow Statement by the Corporate Law (R$ thousands)

	1Q06	1Q05

EBIT	(28,738)	(111,032)

Depreciation and Amortization	546,987	438,323
Capital Expenditures	(169,239)	(270,966)
Changes in Net Operating Working Capital	(1,572,745)	(1,068,212)
Provisions for Contingencies	(25,501)	(1,324)

Free operating cash flow	(1,249,237)	(1,013,210)

Income and Social Contribution Taxes	(36,923)	(33,310)
Dividends and Interest on Own Capital	(56,290)	(11,798)
Net Financial Income	(86,513)	(66,916)
Other changes	(9,268)	7,228

Net Cash Flow	(1,438,231)	(1,118,006)

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  Attachment 4

TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	1T06	1T05	Var. %
			Trim.
Estimated Population in the Region (million)	185.9	180.8	2.9%
Municipalities Served - GSM	2,342	2,080	12.6%
Estimated Total Penetration	48.1%	38.0%	10.1 p.p.
Market Share	23.5%	21.3%	2.2 p.p.
Total Lines	21,018,232	14,649,204	43.5%
Prepaid	16,696,723	11,561,017	44.4%
Postpaid	4,321,509	3,088,187	39.9%
Gross Additions	2,327,445	1,989,305	17.0%
Net Additions	846,839	1,061,698	-20.2%
Churn	7.3%	6.8%	0.5 p.p
TOTAL ARPU	R$29.99	R$35.98	-16.7%
TOTAL MOU	83	91	-9.0%
Investment (R$ million)	169.2	270.6	-37.5%
Employees	9,167	7,146	28.3%

Attachment 5

Glossary

Financial Terms

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – A technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. available offer speeds that can depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Operating indicators

Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Revenue per User – net monthly revenue per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “comodato” + costs of retention)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 5, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer